TRANSMISSÃO PAULISTA

RECEIVED

2005 OCT 17 A 10:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, October 7, 2005

Ref.CT/F/04500/2005

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

05011759

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
N° CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

SUPPL

Gentleman/Madam:

We are enclosing, herewith, copy of the Public Notice of the Relevant Fact, published on October 4, 2005, in the newspapers Diário Oficial do Estado de São Paulo and Folha de São Paulo, regarding the decisions of the Board of Directors meeting held on October 3, 2005.

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

PROCESSED
OCT 19 2005
THOMSON FINANCIAL

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and
Relations with Investors

Enclosure: as above mentioned

Copy to: Arianna Ferreira-Foley
The Bank of New York

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company – CNPJ 02.998.611/0001-04

Relevant Fact

We inform the Shareholders that, as deliberated by the Board of Directors on 10/03/2005, the amount of R$ 54,354,000.00 of interest on own capital, corresponding to R$ 0.364095 per lot of a thousand shares, whose credit was approved by the Board of Directors on 06/13/2005 and informed to the market on that occasion, will be paid on 12/01/2005 and will be imputed to the amount of the semiannual dividends regarding the fiscal year of 2005, as provided for in article 31 of the Bylaws.

São Paulo, October 3, 2005.

Cláudio Cintrão Forghieri
Chief Financial Officer and Investors Relation Director